CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83 The entity requesting confidential treatment is: Endurance International Group Holdings, Inc. 10 Corporate Drive, Suite 300	Jason L. Kropp +1 617 526 6421 (t) +1 617 526 5000 (f) jason.kropp@wilmerhale.com

Burlington, MA 01803

Attn: David C. Bryson, Esq.

Chief Legal Officer

781-852-3200

September 27, 2013

VIA EDGAR SUBMISSION AND COURIER

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endurance International Group Holdings, Inc.

Registration Statement on Form S-1

Confidentially submitted June 26, 2013

Initially filed September 9, 2013

File No. 333-191061

Ladies and Gentlemen:

On behalf of Endurance International Group Holdings, Inc. (the “Company”), we submit this letter to respond further to Comment Nos. 20, 21, 22 and 31 contained in the letter dated July 23, 2013 (the “Comment Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Hari Ravichandran, the Company’s President and Chief Executive Officer, related to the Registration Statement on Form S-1 referenced above (the “Registration Statement”).

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 and the Freedom of Information Act.

Luna Bloom, Esq. Securities and Exchange Commission Division of Corporation Finance September 27, 2013 Page 2

On behalf of the Company, we advise you as follows:

Stock-Based Compensation Arrangements, page 69

20.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #1

Response:	The Company hereby supplementally advises the Staff that on September 27, 2013, representatives of Goldman, Sachs & Co., the lead underwriter in this offering, advised the Company that, based on information currently available and current market conditions, they anticipated that the underwriters would recommend to the Company a price range of $[**] to $[**] per share for the initial public offering of the Company’s common stock. This per share price range gives effect to the corporate reorganization described in the Registration Statement, which is expected to be effected prior to the consummation of the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the road show for this offering.

The Company further advises the Staff that, after giving effect to the corporate reorganization:

•	[**] shares of common stock will have been issued in respect of the 1,536,387 class B-1 units granted on January 8, 2013; and

•	[**] shares of common stock will have been issued in respect of the 1,536,387 class B-2 units granted on January 8, 2013.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #1.

CONFIDENTIAL TREATMENT REQUESTED BY

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

Luna Bloom, Esq. Securities and Exchange Commission Division of Corporation Finance September 27, 2013 Page 3

Given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for this offering, and the Company has not yet conclusively determined the precise terms of the corporate reorganization.

21.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested units based on the difference between the estimated IPO price and the exercise price of the units outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response:	The Company advises the Staff that due to the nature of the class B unit awards, disclosures appropriate to fair value are more applicable than disclosures appropriate to intrinsic value. The class B-1 units and class B-2 units do not have an exercise price and therefore an intrinsic value has not been calculated. The Company notes that it has disclosed the fair value of the class B units at their dates of grant.

The Company hereby supplementally provides to the Staff Annex A attached hereto, which sets forth (in underlined boldface type) the Company’s proposed revisions to the “Stock-Based Compensation Arrangements” section of the Registration Statement in response to this comment and Comment No. 22, and in light of the estimated price range set forth above.

22.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last unit grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g., illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Response:	The Company hereby supplementally provides to the Staff Annex A attached hereto, which sets forth the Company’s proposed revisions to the “Stock-Based Compensation Arrangements” section of the Registration Statement in response to this comment and Comment No. 21, and in light of the estimated price range set forth above.

CONFIDENTIAL TREATMENT REQUESTED BY

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

Luna Bloom, Esq. Securities and Exchange Commission Division of Corporation Finance September 27, 2013 Page 4

Corporate Reorganization, page 122

31.	Here or elsewhere as appropriate, please consider providing an organizational chart outlining the corporate structure pre-reorganization and IPO and post-reorganization and IPO, showing the changes and outlining the percentages of ownership of the various parties.

Response:	The Company hereby supplementally provides to the Staff Annex B attached hereto, which sets forth the Company’s currently contemplated pre- and post-reorganization organizational charts. As noted in the Company’s response to Comment No. 20 above, the Company has not yet conclusively determined the precise terms of the corporate reorganization.

* * *

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at (617) 526-6421 or David A. Westenberg at (617) 526-6626. Thank you for your assistance.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	David A. Westenberg, WilmerHale

Lara F. Mataac, Endurance International Group Holdings, Inc.

David C. Bryson, Endurance International Group Holdings, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

Annex A

Proposed Revised “Stock-Based Compensation Arrangements” Disclosure

The Company’s proposed revisions are marked in bold and underlined.

* * *

Stock-Based Compensation Arrangements

Prior to this offering and since the Sponsor Acquisition, our stock-based awards have consisted of awards of class B units in WP Expedition Topco, which was our ultimate parent company prior to our corporate reorganization. For more information on our corporate reorganization, see “Corporate Reorganization.”

In connection with the Sponsor Acquisition, which occurred on December 22, 2011, our equity structure was reorganized to consist of class A units and class B units of WP Expedition Topco. Since then, we have made stock-based awards to employees in the form of “profits interests” with respect to class B units in WP Expedition Topco. Each profits interest is granted with a “threshold amount,” meaning that the recipient of the profits interest only participates in the value of WP Expedition Topco to the extent that the entity appreciates in value from and after the date of grant of the profits interest (with the value of the entity as of the grant date being the “threshold amount”). For this purpose, the U.S. federal income tax rules allow taxpayers to set the threshold amount based on the liquidation value of the entity as of the date of grant (without the need to take into account the future potential value of the entity). Thus, each award of class B units granted by WP Expedition Topco had a threshold amount based on the liquidation value of the entity as of the grant date of the award.

As required for financial statement reporting purposes, we recognize stock-based compensation expense for awards of class B units based on the estimated “fair value” of the class B units on a straight-line basis over the requisite service period for those awards subject to time vesting and when it is probable a performance target will be met for those awards with vesting subject to the achievement of performance targets. Unless otherwise determined by our board of directors, awards of class B units are allocated 50% to class B-1 units, which generally vest over a four-year period, and 50% to class B-2 units, which vest depending on the achievement of specified performance targets.

In accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” for financial statement reporting purposes, the “fair value” of our equity was determined by management. Because, at the time the class B units were granted, we were a private company with no active market for our equity securities, in connection with preparing our 2012 financial statements, in May 2013, we retrospectively assessed the fair value of our class B units for the 2012 and January 2013 grants for financial statement reporting purposes, as described below. In doing so, valuation analyses were prepared and were used by our management to assist in determining the fair value of our class B units. The assumptions used in the valuation models were based on future expectations combined with management’s judgment. In the absence of a public trading market, our management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the class B units as of the date of each award grant. These factors included:

CONFIDENTIAL TREATMENT REQUESTED BY

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

•	contemporaneous or retrospective valuations for our company and our securities;

•	the rights, preferences, and privileges of the class B-1 and class B-2 units relative to each other as well as to the class A units;

•	lack of marketability of our equity securities;

•	historical operating and financial performance;

•	our stage of development;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management team;

•	risks inherent to the development of our products and services and delivery of our solutions;

•	trends and developments in our industry;

•	the threshold amount for the class B units and the values at which the class B-2 units would vest;

•	the market performance of comparable publicly traded companies;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions; and

•	U.S. and global economic and capital market conditions.

For purposes of preparing these valuations, our enterprise value was first determined and then adjusted for the level of our indebtedness to determine the fair value of equity of our company. This fair value of equity was then allocated among the securities that comprise our capital structure using the option-pricing method. The option-pricing method treats equity securities as call options on the total fair value of equity of the company, with exercise prices based on the value thresholds at which the allocation among the various holders of our securities changes. The option-pricing method is based on the Black-Scholes option-pricing model. Black-Scholes assumes an option is exercisable only at expiration and incorporates five fundamental inputs: stock price, exercise price, term, risk-free rate and volatility. Dividend yield may be incorporated as an adjustment if there is an expected dividend. The assumptions for volatility, expected life, risk-free rate, expected dividend yield and lack of marketability for our grants of class B units since January 1, 2012 were as follows:

Grant Date	Risk- Free Rate	Expected Volatility	Expected Life (in years)	Expected Dividend Yield	Discount For Lack of Marketability
February 22, 2012	0.4%	45%	2.75	—	28.4%
May 17, 2012	0.4%	45%	2.75	—	28.4%
November 7, 2012	0.3%	40%	2.0	—	21.9%
December 17, 2012	0.2%	40%	1.88	—	21.3%
January 8, 2013	0.2%	40%	1.88	—	21.3%

To apply the option-pricing method, the rights and preferences of the various securities that comprise the capital structure of our company were first determined. Next the various fair values of equity (referred to under the option-pricing model as the “exercise prices”) at which the

CONFIDENTIAL TREATMENT REQUESTED BY

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

sharing percentages would change among our securities were calculated. These exercise prices were based on liquidation preferences of preferred securities, the threshold values of the class B units and values at which the class B-2 units would vest. The values of the options associated with each exercise price were calculated using the Black-Scholes option-pricing model. The option value bands were allocated to the various security holders who would share in the equity if the value of our company was between the two corresponding exercise prices. The volatility of our company’s fair value of equity was estimated by examining the standard deviation of stock returns of several comparable companies. The term input was established based on management’s expectations of timing to a liquidity event, and the risk-free rate corresponds to the expected term. Following the equity allocation, a discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units.

The following table summarizes our grants of class B units since January 1, 2012 (per unit values presented include the applicable marketability discount):

Grant Date	Threshold Value (in millions)	Fair Value of Equity (in millions)	Number of Class B-1 Units Granted	Per Class B-1 Unit Fair Value	Number of Class B-2 Units Granted	Per Class B-2 Unit Fair Value	Aggregate Estimated Fair Value of Class B-1 Units and Class B-2 Units Granted (in thousands)
February 22, 2012	$508.4	$480.2	22,919,540	$0.17	22,919,540	$0.07	$5,501
May 17, 2012	508.4	480.2	200,000	0.17	200,000	0.07	48
November 7, 2012	735.6	435.6	13,864,358	0.12	—	—	1,664
December 17, 2012	516.0	427.3	1,285,117	0.18	1,285,117	0.02	257
January 8, 2013	516.0	427.3	1,536,387	0.18	1,536,387	0.02	307

Significant factors contributing to the fair value of the class B-1 units and class B-2 units at the date of each grant and changes in fair value between grant dates were as follows:

February and May 2012. We granted 45,839,080 class B units on February 22, 2012 and 400,000 class B units on May 17, 2012, allocated on each date equally between class B-1 units and class B-2 units. Our board of directors, with input from management, concluded there had been no material changes in our business between the Sponsor Acquisition in December 2011 and February 2012. As a result, our board of directors granted the class B units on February 22, 2012 with a threshold amount equal to $508.4 million, which is equal to the invested equity by holders of class A units as of the date of the Sponsor Acquisition. For purposes of determining the “fair value” of the class B units for financial statement reporting purposes, management, after considering numerous objective and subjective factors, determined that the company had a fair value of equity of $480.2 million at February 22, 2012. This fair value of equity was determined by taking the $975.0 million implied enterprise value of the company (which includes both invested equity and debt) as of the date of the Sponsor Acquisition and adjusting this amount for cash and indebtedness of the company as of February 22, 2012. The resulting fair value of equity at February 22, 2012 was then allocated among the securities that comprised our capital structure using the option-pricing method. Other key inputs into the option-pricing method included an expected volatility of 45%, a term of 2.75 years based on the expected holding period until a major liquidity event (meaning an initial public offering or change of control transaction) and a risk-free rate of 0.4% corresponding to the

CONFIDENTIAL TREATMENT REQUESTED BY

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

expected term. The aggregate value of the units derived from the option-pricing method was then divided by the number of units outstanding to arrive at the per unit values. A 28.4% discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units. The class B-1 units and class B-2 units were valued as part of the same option-pricing method, but their fair values depended on their vesting requirements. The class B-1 units were assumed to be fully vested at the time of a future liquidity event as the class B-1 units vest based on a service condition and only participate in equity distributions on a pro rata basis following the complete return of contributed capital to the class A units (i.e., the threshold amount for such class B units). The class B-2 units vest in the event specified equity return targets or thresholds have been met with respect to the class A units. Therefore, the pro rata equity distribution in respect of class B-2 units is contingent upon the total future value at the time of a liquidity event and, to the extent vested, the class B-2 units only participate in equity distributions on a pro rata basis following the complete return of contributed capital to the class A units (i.e., the threshold amount for such class B units is satisfied). This market condition is reflected in the fair value estimate of the class B-2 units.

Our board of directors, with input from management, and after considering numerous other objective and subjective factors, concluded that there had been no material changes in our business between February 22, 2012 and May 17, 2012. As a result, both the threshold amount and the fair value determined as of February 22, 2012 were used for purposes of the class B units awarded on May 17, 2012.

November 2012. We granted 13,864,358 class B-1 units on November 7, 2012. Our board of directors determined the threshold amount for the November 7, 2012 grants to be equal to $735.6 million. This threshold amount was based on the valuation analysis described below, adding back the $300.0 million pending dividend payment. In determining the fair value of the class B-1 units granted on November 7, 2012 for financial statement reporting purposes, we undertook a valuation analysis as of October 31, 2012 to give effect on a pro forma basis to our 2012 acquisitions of HostGator and Homestead, which took into consideration the debt refinancing and $300.0 million dividend payment transaction that was in process and closed on November 9, 2012. Our management, after considering numerous objective and subjective factors, concluded that there were no material changes in our business from October 31, 2012 through November 7, 2012, other than those considered in the pro forma adjustments described above. Our management therefore determined that no additional adjustments were necessary. The valuation then involved a two-step process. First, the $1,618.2 million enterprise value of our company was established using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. Each methodology was considered and equally weighted in the final enterprise value estimate. After determining the enterprise value, this amount was adjusted for our cash and indebtedness to determine the total fair value of equity of the company, which amounted to $435.6 million. Second, the fair value of equity was allocated among the equity securities that comprised our capital structure using the option-pricing method. Other key inputs into the option-pricing method included an expected volatility of 40%, a term of 2.0 years based on the expected holding period until a liquidity event and a risk-free rate of 0.3% corresponding to the expected term.

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ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

The aggregate value of the units derived from the option-pricing method was then divided by the number of units outstanding to arrive at the per unit values. A 21.9% discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units. As discussed above, the class B-1 units were assumed to be fully vested upon a future liquidity event and receive pro rata equity distributions once the threshold amount with respect to such units has been achieved. The class B-2 units contain a market condition such that vesting is contingent upon future total equity value targets and, solely to the extent vested, the class B-2 units participate in equity distributions on a pro rata basis once the threshold amount with respect to such units has been achieved. The fair value of the class B-2 units reflected their specific targets.

December 2012 and January 2013. We granted 2,570,234 class B units on December 17, 2012 and 3,072,774 class B units on January 8, 2013, allocated on each date equally between class B-1 units and class B-2 units. Our board of directors, with input from management, concluded that there had been no material changes in our business between October 31, 2012 and January 2013. Our board of directors therefore determined the threshold amount for these grants to be $516.0 million. This threshold amount was determined by starting with the post-dividend enterprise value determined in the November 2012 valuation analysis and adding the amount of cash on hand. For purposes of determining the fair value of the class B units for financial statement reporting purposes, management, after considering numerous objective and subjective factors, determined that the company had a fair value of equity of $427.3 million at December 17, 2012. The fair value of equity of the company at December 17, 2012 was derived by taking the $1,618.2 million enterprise value of the company determined at the October 31, 2012 valuation analysis and adjusting this amount for cash and indebtedness of the company as of December 17, 2012.

The resulting $427.3 million fair value of equity at December 17, 2012 was then allocated among the securities that comprised our capital structure using the option-pricing method. Other key inputs into the option-pricing method included an expected volatility of 40%, a term of 1.88 years based on the expected holding period until a liquidity event and a risk-free rate of 0.2% corresponding to the expected term. The aggregate value of the units derived from the option-pricing method was then divided by the number of units outstanding to arrive at the per unit values. A 21.3% discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units. As discussed above, the class B-1 units were assumed to be fully vested upon a future liquidity event and receive pro rata equity distributions once the threshold amount with respect to such units has been achieved. The class B-2 units contain a market condition such that vesting is contingent upon future total equity value targets and, solely to the extent vested, the class B-2 units participate in equity distributions on a pro rata basis once the threshold amount with respect to such units has been achieved. The fair value of the class B-2 units reflected their specific targets.

Our board of directors, with input from management, and after considering numerous other objective and subjective factors, concluded that there had been no material changes in our business between December 17, 2012 and January 8, 2013. As a result, the fair value determined as of December 17, 2012 was used to value the class B units awarded on January 8, 2013.

CONFIDENTIAL TREATMENT REQUESTED BY

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #2

After giving effect to our corporate reorganization, an aggregate of [**] shares of common stock will have been issued in respect of the class B-1 units and class B-2 units granted on January 8, 2013.

The assumed initial public offering price of $[**] per share (the midpoint of the price range set forth on the cover page of this prospectus) reflects an increase in total equity value of our company from $427.3 million as of the November 2012 valuation used for the January 8, 2013 grant to total equity value of $[**] million. We believe the difference between (1) the historical fair value of our common stock for the January 2013 grants (after giving effect to our corporate reorganization) as determined for financial statement reporting purposes, and (2) the midpoint of the initial public offering price range is a result of the following factors:

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #2.

•

The valuation methodologies, assumptions and inputs used to determine an initial public offering price range differ from the valuation methodologies, assumptions and inputs used in the historical valuations used for financial statement reporting purposes. Specifically, the underwriters determined the total enterprise value of our company, including the discounted cash flow model approach (based on our long-term financial forecasts that in some instances extended through 2023 with an appropriate discount rate) and the comparable public company method (based on estimated revenue for 2014, adjusted EBITDA and unlevered free cash flow multiples). Cash was added and outstanding debt and acquisition liabilities were subtracted from enterprise value to derive equity value. In contrast, the historical valuations for financial statement reporting purposes determined the total enterprise value of our company, including the discounted cash flow model of the income approach (based on our long-term financial forecasts through 2018 and an appropriate discount rate), the comparable public company method (based on estimated 2012 billings or revenue plus our deferred revenue and adjusted EBITDA multiples) and the comparable acquisitions approach (based on latest-12-month billings and adjusted EBITDA multiples). Cash was added and outstanding debt and acquisition liabilities were subtracted from enterprise value to derive equity value. To determine per unit values, the option-pricing method was used, based on the rights and restrictions of each security comprising our capital structure, and a two-year holding period expected until a liquidity event, a 40% volatility factor, and a discount for lack of marketability were applied. The total enterprise value implied by our estimated initial public offering price range is higher than our total enterprise value in historical valuations due to a variety of factors, including: (i) an

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increase in our performance and financial projections as we realized synergies from recent acquisitions and increased revenue and cash flows from the addition of subscribers and services, (ii) a general expansion in comparable company multiples, (iii) the underwriters’ selection of a number of additional comparable companies, and (iv) the exclusion of the comparable acquisitions approach (which incorporated and relied upon multiples that are lower than the comparable public company multiples used by the underwriters). As we have a substantial amount of outstanding indebtedness, the increase in total enterprise value translates into an exponentially higher increase in total equity value. In addition, the historical valuations applied a discount to the per unit values because they had an expected holding period of two years until a liquidity event, which further contributes to the difference in per unit values.

•	In September 2013, we publicly filed a registration statement with the SEC, evidencing continued progress toward completing our initial public offering.

•

During 2013, we revised our forecasted operating model for 2013, 2014 and 2015, reflecting higher forecasted revenue and adjusted EBITDA than were reflected in the version of the forecast used in the determination of fair value for the January 2013 grants, and we used this revised forecast to estimate the price range of this offering. The revised forecast resulted in an increase in the range of our implied total enterprise value.

•

The initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock.

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ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

Annex B

Pre- and Post-Reorganization Organizational Charts

The following diagrams indicate our current ownership structure and our ownership structure after giving effect to our corporate reorganization and this offering, assuming no exercise by the underwriters of their option to purchase up to an additional              shares from us, and do not include up to              shares of our common stock issuable in connection with our proposed acquisition of Directi based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and              shares of common stock available for future issuance under our equity compensation plans as of                 , 2013.

Pre-Corporate Reorganization Summary

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B-1

Post-Corporate Reorganization Summary After Giving Effect to the Initial Public Offering

(1)	Wholly owned subsidiaries excluded.

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B-2